Mail Stop 4561
via fax (770) 351-9506

September 19, 2008

Mr. Peter Yip
CDC Corporation
33/F Citicorp Center
18 Whitfield Road
Causeway Bay, Hong Kong

> **Re:** **CDC Corporation**
> **Form 20-F and Forms 20-F/A for the year ended December 31, 2006**
> **Filed July 2, 2007 and June 30, 2008 and September 15, 2008,**
> **respectively**
> **File No. 0-30134**

Dear Mr. Yip:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief